February 6, 2015

British Columbia Securities Commission
Ontario Securities Commission

Re: Northern Dynasty Minerals Ltd. (the “Corporation”) - Consent under NI 43-101

I, James Lang, P.Geo., do hereby consent to the public filing by Northern Dynasty Minerals Ltd. of the Technical Report titled “2014 Technical Report on the Pebble Project, Southwest Alaska, USA”, effective December 31, 2014. Additionally, I consent to the use of extracts or summaries from the Technical Report.

I confirm that I have read the Corporation’s Preliminary Short Form Prospectus and believe that it fairly and accurately represents the information contained in that part of the Technical Report that I am responsible for.

Sincerely,

James Lang, PGeo
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James Lang, P.Geo.